UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young, LLP

Milwaukee, Wisconsin
June 12, 2012

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$50,172,891	$50,716,812

Contributions receivable from Sensient Technologies Corporation	926,080	470,267

Net assets available for benefits at fair value	51,098,971	51,187,079

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(104,685)	(35,987)

Net assets available for benefits	$50,994,286	$51,151,092

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR
THE YEAR ENDED DECEMBER 31, 2011

2011
ADDITIONS:
Sensient Technologies Corporation contributions	$926,080
DEDUCTIONS:
Withdrawals and distributions	(3,427,189)

Net investment income from Sensient Technologies Corporation Master Trust	2,344,303
Net decrease	(156,806)
Net assets available for benefits:
Beginning of year	51,151,092

End of year	$50,994,286

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note A - Description of the Plan:

The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all domestic employees of Sensient Technologies Corporation (the Company) eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA).

The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors.  Participant contributions are not permitted under the Plan. Effective January 1, 2010, the Plan was amended to allow participants to elect an in-service withdrawal on or after attaining age 59 ½. Effective January 1, 2007, the Plan was amended such that the Company contributions for Plan years on or after January 1, 2007 become vested after three years of credited service with the Company, or upon termination due to death or disability. Company contributions made for Plan years beginning prior to January 1, 2007 continue to become vested after five years of credited service with the Company, or upon termination due to death or disability.  Company contributions to the plan were $926,080 for the year ended December 31, 2011, which included non-cash contributions of Company stock of $877,348.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust) that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Plan assets are invested primarily in common stock of the Company and in mutual funds.  Participants have the option to receive dividends on the Company’s common stock in the form of cash.  Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds.  Participants are eligible to diversify immediately following the later of the date they become fully vested in their Company contribution account or upon reaching age thirty-five.  Upon eligibility participants may elect to have a portion of their account invested in a common collective trust fund or various mutual funds offered by the Plan.  Participants may revise their investment allocations daily.

The Plan does not allow participants to borrow funds from their account.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions.  Forfeitures used to reduce the Company contributions for 2011 were $22,962.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note A – (continued):

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon separation from service with the Company due to retirement or termination, and if the participant vested account balance is greater than $5,000, the participant may receive their benefits in a lump-sum cash payment, lump-sum rollover into an IRA or another employer’s eligible retirement plan or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000 but equal to or less than $5,000 may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account will be established by the Company for the participant. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to their vested account balance. If the separation from service is due to permanent disability or death the entire vested account balance is available to the participant or beneficiary (ies).

Note B - Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the common collective trust fund consists of benefit responsive investment contracts. As required by the ASC, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the common collective trust fund is based on information reported by Fidelity at year-end.  The contract value of the common collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note B – (continued):

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAPP and IFRS, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Note C – Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Savings Plan.  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The MasterTrust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Common stock is valued at the closing price reported on the major market on which the individual securities are traded. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note C – (continued):

The fair value of the net assets of the Master Trust as of December 31, 2011 and 2010 is as follows:

	2011	2010

Sensient Technologies Corporation common stock	$60,492,805	$61,469,281
Mutual funds	82,564,268	80,923,148
Common collective trust fund	15,935,812	15,664,258

Net assets in Master Trust at fair value	158,992,885	158,056,687

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(393,039)	(127,365)

Net assets in Master Trust	$158,599,846	$157,929,322

Plan’s investment in Master Trust as a percent of total	31.56%	32.09%

The net income of the Master Trust for the year ended December 31, 2011 is as follows:

2011
Dividends on Sensient Technologies Corporation common stock	$1,274,186
Interest and other dividends	2,221,748
Net depreciation of investments based on quoted market prices	(323,638)

Net income of Master Trust	$3,172,296
Plan’s equity in net income of the Master Trust	$2,344,303

During the year ended December 31, 2011, net appreciation (depreciation) of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2011

Sensient Technologies Corporation common stock	$2,050,874
Mutual funds	(2,374,512)
Net depreciation in fair value of investments – Master Trust	$(323,638)

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note D - Non-participant Directed Investments of the Plan:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock.  Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments.  Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2011	2010
Non-participant directed net assets:
Sensient Technologies Corporation common stock	$43,218,337	$43,418,356
Contributions receivable from Sensient Technologies Corporation	877,348	422,746
Non-participant directed net assets	$44,095,685	$43,841,102

2011
Changes in non-participant directed net assets:
Contributions	$877,348
Dividends	883,999
Net appreciation	1,352,329
Withdrawals and distributions	(2,255,276)
Transfers to participant directed investments	(603,817)
$254,583

Note E – Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of tax position are recognized when the position is more likely than not, based on the technical merits, to be sustains upon examination by the IRS.  The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain position taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note F – Benefits Payable:

As of December 31, 2011, the Plan had benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid of $1,943.  As of December 31, 2010, the Plan had no benefits payable to participants.

Note G – Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund managed by the Trustee of the Plan. The Plan also invests in common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.

Note H – Fair Value Measurements:

As of December 31, 2011 and 2010, the Plan’s only assets and liabilities subject to ASC 820 are Sensient Technologies Corporation common stock, mutual fund investments and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation common stock and mutual funds are based on December 31, 2011 market quotes (Level 1 inputs). The fair value of the common collective trust fund is based on the fair value of the underlying investment contracts minus its liabilities as reported by Fidelity (Level 2 inputs).

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2011 and 2010:

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note H – (continued):

December 31, 2011	Level 1	Level 2	Total

Sensient Technologies Corporation Common Stock	$60,492,805	$-	$60,492,805

Mutual Funds:
Equity	42,069,799	-	42,069,799
Balanced / Life cycle	27,640,786	-	27,640,786
Bond	5,301,238	-	5,301,238
International	3,711,289	-	3,711,289
Money market	3,841,156	-	3,841,156

Common Collective Trust Fund (A)	-	15,935,812	15,935,812

Total assets at fair value	$143,057,073	$15,935,812	$158,992,885

December 31, 2010	Level 1	Level 2	Total

Sensient Technologies Corporation Common Stock	$61,469,281,	$-	$61,469,281

Mutual Funds:
Equity	42,973,128	-	42,973,128
Balanced / Life cycle	25,444,023	-	25,444,023
Bond	4,788,069	-	4,788,069
International	4,427,457	-	4,427,457
Money market	3,290,471	-	3,290,471

Common Collective Trust Fund (A)	-	15,664,258	15,664,258

Total assets at fair value	$142,392,429	$15,664,258	$158,056,687

(A)
This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note B, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Note I – Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$50,994,286	$51,151,092
Adjustment from contract value to fair value	104,685	35,987
Benefits payable	(1,943)	-
Net assets available for benefits per the Form 5500	$51,097,028	$51,187,079

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Net decrease in net assets available for benefits per the financial statements	$(156,806)
Net adjustments from contract value to fair value	68,698
Benefits payable	(1,943)
Net decrease in net assets available for benefits per the Form 5500	$(90,051)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 12, 2012	By:	/S/ John L. Hammond
	Name:	John L. Hammond
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm